File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	27 April 2007
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Charlotte Lundgren Communications & Investor Relations
No of pages (inclusive)	17 [redacted]

07022988

SCA

SUPPL

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's press release, **Interim report 1 January-31 March 2007**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Charlotte Lundgren
Charlotte Lundgren

PROCESSED
MAY 03 2007
THOMSON
FINANCIAL

RECEIVED
2007 MAY -1 A 6:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Encl.

dlw 5/1

File No. 82-T03

Interim report Q1 2007

SCA

Interim report
1 January – 31 March 2007

1 JANUARY – 31 MARCH 2007 (compared with the same period previous year)

- Net sales amounted to SEK 25,615m (25,400).
- Profit before tax amounted to SEK 1,863m (1,569).
- Net profit for the period amounted to SEK 1,434m (1,169).
- Earnings per share amounted to SEK 6.11 (4.96), an improvement of 23%.
- Several strategically important acquisitions and divestitures carried out in first quarter.

EARNINGS TREND

SEKm	0703	0603	%	2007:1	2006:4	%
Net sales	25,615	25,400	1	25,615	25,650	0
Operating surplus	3,763	3,521	7	3,783	3,818	-1
Operating profit	2,282	1,955	17	2,282	2,261	1
Financial items	-419	-388		-419	-458	
Profit before tax	1,863	1,569	19	1,863	1,803	3
Tax	-429	-400		-429	-352	
Net profit for the period	1,434	1,169	23	1,434	1,451	-1
Earnings per share, SEK	6.11	4.96	23	6.11	6.16	-1

CEO'S MESSAGE

"Compared with the previous year, profit for the period improved by 23%. SCA also succeeded in improving its operating profit during the first quarter compared with the strong fourth quarter of 2006. The Packaging business area made a positive contribution, while weaker volumes within other business areas reduced the earnings improvement together with higher raw material costs for wood, pulp and recycled fibre. Market trends remain positive for all business areas. The rapid increases in raw material costs may have a negative earnings impact in the short term, although opportunities for continued price increases are good, which will gradually lead to improved margins.

SCA carried out a number of important acquisitions and divestitures during the first quarter, in line with our strategy. The sale of the North American packaging operations, acquisitions within the European tissue operations as well as in our growth regions, strengthen opportunities for long-term growth."

Jan Åström, President and CEO

82-TO2

SHARE OF NET SALES (Q1)


Forest Products 17%
Personal Care 20%
Packaging 33%
Tissue 30%

SHARE OF OPERATING PROFIT (Q1)


Forest Products 28%
Personal Care 29%
Packaging 29%
Tissue 14%

CONSOLIDATED EARNINGS TREND

SEKm	0703	0603	%	2007:1	2006:4	%
Net sales	25,615	25,400	1	25,615	25,650	0
Operating expenses	-21,832	-21,879		-21,832	-21,832	
Operating surplus	3,783	3,521	7	3,783	3,818	-1
Depreciation and write-downs	-1,509	-1,571		-1,509	-1,561	
Share of profits of associated companies	8	5		8	4	
Operating profit	2,282	1,955	17	2,282	2,261	1
Financial items	-419	-386		-419	-458	
Profit before tax	1,863	1,569	19	1,863	1,803	3
Tax	-429	-400		-429	-352	
Net profit for the period	1,434	1,169	23	1,434	1,451	-1
Earnings per share, SEK - equity holders of the Parent Company						
- after dilution effects	6.11	4.96	23	6.11	6.16	-1
Margins (%)						
Operating surplus margin	14.8	13.9		14.8	14.9	
Operating margin	8.9	7.7		8.9	8.8	

OPERATING PROFIT PER BUSINESS AREA

SEKm	0703	0603	%	2007:1	2006:4	%
Personal Care	679	699	-3	679	726	-6
Tissue	339	300	13	339	358	-5
Packaging	689	438	57	689	598	15
Forest Products	663	577	15	663	676	-2
Other	-88	-59		-88	-97	
Total	2,282	1,955	17	2,282	2,261	1

OPERATING CASH FLOW PER BUSINESS AREA

SEKm	0703	0603	%	2007:1	2006:4	%
Personal Care	641	686	-7	641	782	-18
Tissue	211	-62	-	211	445	-53
Packaging	-260	-229	-14	-260	189	-
Forest Products	691	480	44	691	765	-10
Other	-221	-282		-221	-261	
Total	1,062	593	79	1,062	1,920	-45

KEY RATIOS

	0703	0603	2007:1	2006:4
Debt/equity ratio	0.57	0.65	0.57	0.62
Debt payment capacity, %	34	29	34	29
Return on capital employed, %	9	9	10	9
Return on equity, %	10	8	10	10




SHAPE


new
Velvet



Development compared with the same period in the previous year:

Packaging
Net sales: +2%
Operating profit: +57%

Forest Products
Net sales: +2%
Operating profit: +15%

Tissue
Net sales: -3%
Operating profit: +13%

Personal Care
Net sales: 0%
Operating profit: -3%

GROUP

Net sales improved by 1% compared with the same period in the previous year and amounted to SEK 25,615m (25,400). Higher prices increased net sales by SEK 960m, primarily for corrugated board but higher prices were also noted for tissue and solid-wood products. Exchange rate fluctuations had a negative impact on net sales of 3% or SEK 750m. Profit before tax improved by 19% and amounted to SEK 1,863m (1,569).

Compared with the fourth quarter of 2006, net sales were at the same level. Higher prices, primarily within the corrugated board and sawmill operations were offset by lower volumes within Personal Care and Tissue. Profit before tax improved by 3% and amounted to SEK 1,863m (1,803).

CASH FLOW AND FINANCING

The operating cash surplus amounted to SEK 3,537m compared with SEK 3,381m in the same period in the previous year. Seasonally high tied-up working capital had a negative effect on operating cash flow of SEK 1,510m (1,561). Mainly within Packaging, working capital increased, an effect of price increases and therefore higher sales as well as expenditure for high investments during the fourth quarter. Current capital expenditures were slightly lower than in the same period last year and amounted to approximately 4% of net sales. Expenditures for the efficiency programmes are proceeding according to plan. The operating cash flow amounted to SEK 1,062m (593).

Financial items increased by SEK 33m and amounted to SEK -419m. A lower average net debt and higher dividends received did not compensate for higher interest rates. Tax payments were slightly higher than in the same period last year and amounted to SEK -375m (-333). Cash flow from operating activities amounted to SEK 267m (-125).

Strategic investments and acquisitions amounted to SEK 604m (226), of which approximately half related to the purchase price for the minority holding in the Chinese tissue company Vinda. During the period payment of SEK 2,802m was received for the sold packaging operations in North America. Net cash flow was SEK 2,511m (-292).

Net debt at the end of the period was SEK 33,609m, a decrease of SEK 2,790m since the start of the year. A positive net cash flow of SEK 2,511m was offset by negative currency effects from a weakening of the Swedish krona of SEK 633m. Remeasurements according to IAS 19 for pensions and IAS 39 for financial instruments, had a combined positive effect of SEK 912m, most of which was attributable to pensions. This year's dividend, which was paid at the beginning of April, had no effect on net debt during the first quarter.

SHAREHOLDERS' EQUITY

Consolidated shareholders' equity increased by SEK 427m during the period to SEK 59,390m. Net profit for the period and the effects of remeasurements according to IAS 19 for pensions and IAS 39 for financial instruments, increased equity by SEK 1,434m and SEK 850m respectively. Currency effects had a positive impact of SEK 950m.

Following the Annual General Meeting decision on 29 March, ahead of payment on 10 April, dividend for the year reduced equity by SEK 2,807m. This amount is included in the balance sheet as an interest-free debt to shareholders.

PERSONNEL

During the quarter the average number of employees was almost 51,300, of whom approximately 2,500 people in the North American packaging operations, compared with approximately 51,000 during the fourth quarter of 2006 and 51,500 during the first quarter of 2006.

The increase in the number of employees is due to expansion, primarily in China and Latin America, but the number of employees has also risen in Poland, Russia and Slovakia. The effects of the enhancement programmes have so far been a reduction in the number of employees of 3,000 people.

EFFICIENCY ENHANCEMENT PROGRAMME

Additional savings from the ongoing efficiency programme affected earnings by SEK 26m in the first quarter. Total savings in the first quarter amounted to approximately SEK 300m, which corresponds to an annual rate of SEK 1,200m. As previously announced, annual savings of SEK 1,550m will be achieved with full impact in 2008.

ACQUISITIONS AND DIVESTITURES

Payment for the North American packaging operations, USD 400m corresponding to the book value of the operations, was received in March and the operations were deconsolidated on 7 March. Earnings per share will be affected by SEK -0.2 on an annual basis while the net debt will decrease by approximately SEK 2.8bn. The intention is to concentrate the packaging operations to Europe and Asia, markets with potential for good growth. In line with this strategy, SCA acquired the remaining 7.5% of outstanding shares in a previously partly owned packaging company in China.

Operating profit in the American packaging operations amounted to SEK 51m during the period 1 January-7 March 2007. Since the assets in the American operations have been reported as fixed assets held for sale since the start of the year, depreciation was not charged against earnings.

In March, SCA concluded an agreement for acquisition of Procter & Gamble's European tissue operations with a number of well-known and strong brands. This acquisition marks an important step towards improving profitability within SCA's European consumer tissue operations. The purchase price amounts to EUR 512m and will be paid in cash. Annual net sales amount to almost EUR 500m. The EBITDA margin is on a par with SCA's total tissue operations. The acquisition is subject to approval from the relevant authorities.

In March, SCA decided to acquire a 20-per cent stake in the Chinese tissue company Vinda. Vinda, which is one of the strongest brands in the Chinese market, has a market share of approximately 4% and is therefore one of the four largest players within tissue in China. The purchase price corresponds to SEK 330m. The acquisition shows a CVA index of 1.15. As a result of capacity extensions, the company has grown by more than 30% per year in the last two years and this strong growth is expected to continue.

In March, SCA also established a jointly owned company with Godrej Consumer Products Ltd for manufacture and sales of baby diapers and feminine care in India, Nepal and Bhutan. The parties have equal holdings in the company which will start with shareholders' equity corresponding to SEK 32m (200 million rupees). Godrej

Consumer Products Ltd is one of India's fastest growing companies within fast-moving consumer goods with annual sales corresponding to SEK 1.1bn.

CAPITAL EXPENDITURES

During the first quarter a decision was made to invest in a second tissue machine in Barton, USA. The new machine will strengthen competitiveness, improve the level of service and quality for SCA's customers, as well as allowing further expansion. The plant previously produced approximately 100,000 tonnes. With the new machine, Barton will produce 170,000 tonnes. The investment amounts to approximately SEK 1bn and production is scheduled to start in summer 2008.

A definite decision was also made to proceed with the investment in a new tissue machine in Sovetsk, south of Moscow, Russia. Capacity amounts to 30,000 tonnes and this investment, amounting to SEK 615m, is being made to ascertain continued expansion in the Russian market where SCA is the leading player.

ACCOUNTING PRINCIPLES

This interim report is prepared according to IAS 34 and according to the Swedish Financial Accounting Standards Council's standard RR 31 and, with regard to the Parent Company, RR 32. The accounting principles applied comply with those presented in the 2006 Annual Report.

PARENT COMPANY

The Group's Parent Company, Svenska Cellulosa Aktiebolaget SCA (publ), owns the forest land and other real property relating to the forestry operations and grants felling rights for standing timber to the subsidiary SCA Skog AB. The Parent Company is otherwise a holding company whose key task is to own and manage shares in a number of business group companies and to perform Group-wide management and administrative functions. Operating income in the period January - March 2007 amounted to SEK 42m (22) and profit before appropriations and tax was SEK -453m (0). The Parent Company made no investments in shares and participations during the quarter. Investments in property and plant totalled SEK 21m (5) during the period. Cash and cash equivalents including Group account at the end of the period amounted to SEK 32m (31).

PERSONAL CARE

Share of the Group, net sales


20%

Share of the Group, operating profit


29%

Net sales


SEKm
5,500
5,000
4,500
4,000
3,500

Operating profit and margin


SEKm
%
800
600
400
200
0
15%
14%
13%
12%
11%

Deviations, operating profit (%) 0703 vs. 0603	-3
Price/mix:	+7
Volume:	+14
Raw material:	-7
Energy:	0
Currency:	-3
Other:	-14

Deviations, operating profit (%) 2007:1 vs. 2006:4	-6
Price/mix:	-4
Volume:	-9
Raw material:	+2
Energy:	0
Currency:	0
Other:	+5

Net sales amounted to SEK 5,331m which is the same level as in the corresponding period in 2006. Increased volumes and higher prices improved net sales by 3% and 2% respectively.

MARKET

Demand for incontinence products in the healthcare sector was slightly weaker than in the very strong fourth quarter of 2006. SCA's sales to the European retail trade continued to develop well. At the end of the first quarter, SCA started the launch of "Feel Dry" which represents an upgrade of the entire range of incontinence products and services that are sold to healthcare providers. Initial reception from customers was very positive.

In the Nordic region, SCA's Libero brand retains its strong position in the baby diapers segment. Competition in the feminine care market remains intensive in Europe with a high rate of product upgrades and marketing campaigns. In Latin America, primarily Colombia and Mexico, SCA is strengthening its positions within feminine care and sales showed high growth rates.

OPERATIONS

January – March (compared with the same period previous year)

Net sales amounted to SEK 5,331m compared with SEK 5,348m in the same period in the previous year. Improved volumes, primarily relating to sales of incontinence products to the European retail trade and higher prices were counteracted by negative exchange rate fluctuations.

Operating profit decreased by 3% and amounted to SEK 679m (699). Improved volumes contributed SEK 95m and higher prices SEK 52m, a total improvement in operating profit of 21%. Volume and price improvements were offset by higher production costs as well as higher costs for marketing and organizational build-up in order to take advantage of growth opportunities in new markets. Exchange rate fluctuations had a negative impact on operating profit of 3%.

Operating cash surplus amounted to SEK 934m (950) and operating cash flow was SEK 641m (686). Lower expenditure for the ongoing efficiency programmes was offset by a slightly lower operating cash surplus, higher tied-up working capital and slightly higher net current capital expenditures.

January – March (compared with the previous quarter)

In Europe and the US, sales of incontinence products to the healthcare sector decreased. This decline is due to high sales towards the end of the previous year and the fact that customers reduced their stocks in the first quarter following announcements of product launches. Sales of baby diapers and feminine care products were at the same level as in the previous quarter. The good sales trend in Eastern Europe, including Russia, continues.

BUSINESS AREA PERSONAL CARE

SEKm	0703	0603	%	2007:1	2006:4	%
Net sales	5,331	5,348	0	5,331	5,429	-2
Operating surplus	933	950	-2	933	961	-3
Operating profit	679	699	-3	679	726	-6
Operating surplus margin, %	17.5	17.8		17.5	17.7	
Operating margin, %	12.7	13.1		12.7	13.4	
Volume growth, %	2.6	13.3		2.8	6.0	

File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	27 April 2007
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Charlotte Lundgren Communications & Investor Relations
No of pages (inclusive)	17

SCA

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's press release, **Interim report 1 January-31 March 2007**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Charlotte Lundgren
Charlotte Lundgren

Encl.

File No. 0[illegible]

Interim report Q1 2007

SCA

Interim report
1 January – 31 March 2007

1 JANUARY – 31 MARCH 2007 (compared with the same period previous year)

- Net sales amounted to SEK 25,615m (25,400).
- Profit before tax amounted to SEK 1,863m (1,569).
- Net profit for the period amounted to SEK 1,434m (1,169).
- Earnings per share amounted to SEK 6.11 (4.96), an improvement of 23%.
- Several strategically important acquisitions and divestitures carried out in first quarter.

EARNINGS TREND

SEKm	0703	0603	%	2007:1	2006:4	%
Net sales	25,615	25,400	1	25,615	25,650	0
Operating surplus	3,783	3,521	7	3,783	3,818	-1
Operating profit	2,282	1,955	17	2,282	2,261	1
Financial items	-419	-386		-419	-458	
Profit before tax	1,863	1,569	19	1,863	1,803	3
Tax	-429	-400		-429	-352	
Net profit for the period	1,434	1,169	23	1,434	1,451	-1
Earnings per share, SEK	6.11	4.96	23	6.11	6.18	-1

CEO'S MESSAGE

"Compared with the previous year, profit for the period improved by 23%. SCA also succeeded in improving its operating profit during the first quarter compared with the strong fourth quarter of 2006. The Packaging business area made a positive contribution, while weaker volumes within other business areas reduced the earnings improvement together with higher raw material costs for wood, pulp and recycled fibre. Market trends remain positive for all business areas. The rapid increases in raw material costs may have a negative earnings impact in the short term, although opportunities for continued price increases are good, which will gradually lead to improved margins.

SCA carried out a number of important acquisitions and divestitures during the first quarter, in line with our strategy. The sale of the North American packaging operations, acquisitions within the European tissue operations as well as in our growth regions, strengthen opportunities for long-term growth."

Jan Åström, President and CEO

SHARE OF NET SALES (Q1)


Forest Products 17%
Personal Care 20%
Packaging 33%
Tissue 30%

SHARE OF OPERATING PROFIT (Q1)


Forest Products 28%
Personal Care 29%
Packaging 29%
Tissue 14%

CONSOLIDATED EARNINGS TREND

SEKm	0703	0603	%	2007:1	2006:4	%
Net sales	25,615	25,400	1	25,615	25,650	0
Operating expenses	-21,832	-21,879		-21,832	-21,832	
Operating surplus	3,783	3,521	7	3,783	3,818	-1
Depreciation and write-downs	-1,509	-1,571		-1,509	-1,561	
Share of profits of associated companies	8	5		8	4	
Operating profit	2,282	1,955	17	2,282	2,261	1
Financial items	-419	-386		-419	-458	
Profit before tax	1,863	1,569	19	1,863	1,803	3
Tax	-429	-400		-429	-352	
Net profit for the period	1,434	1,169	23	1,434	1,451	-1
Earnings per share, SEK - equity holders of the Parent Company						
- after dilution effects	6.11	4.96	23	6.11	6.16	-1
Margins (%)						
Operating surplus margin	14.8	13.9		14.8	14.9	
Operating margin	8.9	7.7		8.9	8.8	

OPERATING PROFIT PER BUSINESS AREA

SEKm	0703	0603	%	2007:1	2006:4	%
Personal Care	679	699	-3	679	726	-6
Tissue	339	300	13	339	358	-5
Packaging	689	438	57	689	598	15
Forest Products	663	577	15	663	676	-2
Other	-88	-59		-88	-97	
Total	2,282	1,955	17	2,282	2,261	1

OPERATING CASH FLOW PER BUSINESS AREA

SEKm	0703	0603	%	2007:1	2006:4	%
Personal Care	641	686	-7	641	782	-18
Tissue	211	-62	-	211	445	-53
Packaging	-260	-229	-14	-260	189	-
Forest Products	691	480	44	691	765	-10
Other	-221	-282		-221	-261	
Total	1,062	593	79	1,062	1,920	-45

KEY RATIOS

	0703	0603	2007:1	2006:4
Debt/equity ratio	0.57	0.65	0.57	0.62
Debt payment capacity, %	34	29	34	29
Return on capital employed, %	9	9	10	9
Return on equity, %	10	8	10	10




SHAPE


new
Velvet



Development compared with the same period in the previous year.

Packaging
Net sales: +2%
Operating profit: +57%

Forest Products
Net sales: +2%
Operating profit: +15%

Tissue
Net sales: -3%
Operating profit: +13%

Personal Care
Net sales: 0%
Operating profit: -3%

GROUP

Net sales improved by 1% compared with the same period in the previous year and amounted to SEK 25,615m (25,400). Higher prices increased net sales by SEK 960m, primarily for corrugated board but higher prices were also noted for tissue and solid-wood products. Exchange rate fluctuations had a negative impact on net sales of 3% or SEK 750m. Profit before tax improved by 19% and amounted to SEK 1,863m (1,569).

Compared with the fourth quarter of 2006, net sales were at the same level. Higher prices, primarily within the corrugated board and sawmill operations were offset by lower volumes within Personal Care and Tissue. Profit before tax improved by 3% and amounted to SEK 1,863m (1,803).

CASH FLOW AND FINANCING

The operating cash surplus amounted to SEK 3,537m compared with SEK 3,381m in the same period in the previous year. Seasonally high tied-up working capital had a negative effect on operating cash flow of SEK 1,510m (1,561). Mainly within Packaging, working capital increased, an effect of price increases and therefore higher sales as well as expenditure for high investments during the fourth quarter. Current capital expenditures were slightly lower than in the same period last year and amounted to approximately 4% of net sales. Expenditures for the efficiency programmes are proceeding according to plan. The operating cash flow amounted to SEK 1,062m (593).

Financial items increased by SEK 33m and amounted to SEK -419m. A lower average net debt and higher dividends received did not compensate for higher interest rates. Tax payments were slightly higher than in the same period last year and amounted to SEK -375m (-333). Cash flow from operating activities amounted to SEK 267m (-125).

Strategic investments and acquisitions amounted to SEK 604m (226), of which approximately half related to the purchase price for the minority holding in the Chinese tissue company Vinda. During the period payment of SEK 2,802m was received for the sold packaging operations in North America. Net cash flow was SEK 2,511m (-292).

Net debt at the end of the period was SEK 33,609m, a decrease of SEK 2,790m since the start of the year. A positive net cash flow of SEK 2,511m was offset by negative currency effects from a weakening of the Swedish krona of SEK 633m. Remeasurements according to IAS 19 for pensions and IAS 39 for financial instruments, had a combined positive effect of SEK 912m, most of which was attributable to pensions. This year's dividend, which was paid at the beginning of April, had no effect on net debt during the first quarter.

SHAREHOLDERS' EQUITY

Consolidated shareholders' equity increased by SEK 427m during the period to SEK 59,390m. Net profit for the period and the effects of remeasurements according to IAS 19 for pensions and IAS 39 for financial instruments, increased equity by SEK 1,434m and SEK 850m respectively. Currency effects had a positive impact of SEK 950m.

Following the Annual General Meeting decision on 29 March, ahead of payment on 10 April, dividend for the year reduced equity by SEK 2,807m. This amount is included in the balance sheet as an interest-free debt to shareholders.

PERSONNEL

During the quarter the average number of employees was almost 51,300, of whom approximately 2,500 people in the North American packaging operations, compared with approximately 51,000 during the fourth quarter of 2006 and 51,500 during the first quarter of 2006.

The increase in the number of employees is due to expansion, primarily in China and Latin America, but the number of employees has also risen in Poland, Russia and Slovakia. The effects of the enhancement programmes have so far been a reduction in the number of employees of 3,000 people.

EFFICIENCY ENHANCEMENT PROGRAMME

Additional savings from the ongoing efficiency programme affected earnings by SEK 26m in the first quarter. Total savings in the first quarter amounted to approximately SEK 300m, which corresponds to an annual rate of SEK 1,200m. As previously announced, annual savings of SEK 1,550m will be achieved with full impact in 2008.

ACQUISITIONS AND DIVESTITURES

Payment for the North American packaging operations, USD 400m corresponding to the book value of the operations, was received in March and the operations were deconsolidated on 7 March. Earnings per share will be affected by SEK -0.2 on an annual basis while the net debt will decrease by approximately SEK 2.8bn. The intention is to concentrate the packaging operations to Europe and Asia, markets with potential for good growth. In line with this strategy, SCA acquired the remaining 7.5% of outstanding shares in a previously partly owned packaging company in China.

Operating profit in the American packaging operations amounted to SEK 51m during the period 1 January-7 March 2007. Since the assets in the American operations have been reported as fixed assets held for sale since the start of the year, depreciation was not charged against earnings.

In March, SCA concluded an agreement for acquisition of Procter & Gamble's European tissue operations with a number of well-known and strong brands. This acquisition marks an important step towards improving profitability within SCA's European consumer tissue operations. The purchase price amounts to EUR 512m and will be paid in cash. Annual net sales amount to almost EUR 500m. The EBITDA margin is on a par with SCA's total tissue operations. The acquisition is subject to approval from the relevant authorities.

In March, SCA decided to acquire a 20-per cent stake in the Chinese tissue company Vinda. Vinda, which is one of the strongest brands in the Chinese market, has a market share of approximately 4% and is therefore one of the four largest players within tissue in China. The purchase price corresponds to SEK 330m. The acquisition shows a CVA index of 1.15. As a result of capacity extensions, the company has grown by more than 30% per year in the last two years and this strong growth is expected to continue.

In March, SCA also established a jointly owned company with Godrej Consumer Products Ltd for manufacture and sales of baby diapers and feminine care in India, Nepal and Bhutan. The parties have equal holdings in the company which will start with shareholders' equity corresponding to SEK 32m (200 million rupees). Godrej

Consumer Products Ltd is one of India's fastest growing companies within fast-moving consumer goods with annual sales corresponding to SEK 1.1bn.

CAPITAL EXPENDITURES

During the first quarter a decision was made to invest in a second tissue machine in Barton, USA. The new machine will strengthen competitiveness, improve the level of service and quality for SCA's customers, as well as allowing further expansion. The plant previously produced approximately 100,000 tonnes. With the new machine, Barton will produce 170,000 tonnes. The investment amounts to approximately SEK 1bn and production is scheduled to start in summer 2008.

A definite decision was also made to proceed with the investment in a new tissue machine in Sovetsk, south of Moscow, Russia. Capacity amounts to 30,000 tonnes and this investment, amounting to SEK 615m, is being made to ascertain continued expansion in the Russian market where SCA is the leading player.

ACCOUNTING PRINCIPLES

This interim report is prepared according to IAS 34 and according to the Swedish Financial Accounting Standards Council's standard RR 31 and, with regard to the Parent Company, RR 32. The accounting principles applied comply with those presented in the 2006 Annual Report.

PARENT COMPANY

The Group's Parent Company, Svenska Cellulosa Aktiebolaget SCA (publ), owns the forest land and other real property relating to the forestry operations and grants felling rights for standing timber to the subsidiary SCA Skog AB. The Parent Company is otherwise a holding company whose key task is to own and manage shares in a number of business group companies and to perform Group-wide management and administrative functions. Operating income in the period January - March 2007 amounted to SEK 42m (22) and profit before appropriations and tax was SEK -453m (0). The Parent Company made no investments in shares and participations during the quarter. Investments in property and plant totalled SEK 21m (5) during the period. Cash and cash equivalents including Group account at the end of the period amounted to SEK 32m (31).

PERSONAL CARE

Share of the Group, net sales


20%

Share of the Group, operating profit


29%

Net sales


SEKm
5,500
5,000
4,500
4,000
3,500

Operating profit and margin


SEKm
%
800
600
400
200
0
15%
14%
13%
12%
11%

Deviations, operating profit (%) 0703 vs. 0603	-3
Price/mix:	+7
Volume:	+14
Raw material:	-7
Energy:	0
Currency:	-3
Other:	-14

Deviations, operating profit (%) 2007:1 vs. 2006:4	-6
Price/mix:	-4
Volume:	-9
Raw material:	+2
Energy:	0
Currency:	0
Other:	+5

Net sales amounted to SEK 5,331m which is the same level as in the corresponding period in 2006. Increased volumes and higher prices improved net sales by 3% and 2% respectively.

MARKET

Demand for incontinence products in the healthcare sector was slightly weaker than in the very strong fourth quarter of 2006. SCA's sales to the European retail trade continued to develop well. At the end of the first quarter, SCA started the launch of "Feel Dry" which represents an upgrade of the entire range of incontinence products and services that are sold to healthcare providers. Initial reception from customers was very positive.

In the Nordic region, SCA's Libero brand retains its strong position in the baby diapers segment. Competition in the feminine care market remains intensive in Europe with a high rate of product upgrades and marketing campaigns. In Latin America, primarily Colombia and Mexico, SCA is strengthening its positions within feminine care and sales showed high growth rates.

OPERATIONS

January – March (compared with the same period previous year)
Net sales amounted to SEK 5,331m compared with SEK 5,348m in the same period in the previous year. Improved volumes, primarily relating to sales of incontinence products to the European retail trade and higher prices were counteracted by negative exchange rate fluctuations.

Operating profit decreased by 3% and amounted to SEK 679m (699). Improved volumes contributed SEK 95m and higher prices SEK 52m, a total improvement in operating profit of 21%. Volume and price improvements were offset by higher production costs as well as higher costs for marketing and organizational build-up in order to take advantage of growth opportunities in new markets. Exchange rate fluctuations had a negative impact on operating profit of 3%.

Operating cash surplus amounted to SEK 934m (950) and operating cash flow was SEK 641m (686). Lower expenditure for the ongoing efficiency programmes was offset by a slightly lower operating cash surplus, higher tied-up working capital and slightly higher net current capital expenditures.

January – March (compared with the previous quarter)
In Europe and the US, sales of incontinence products to the healthcare sector decreased. This decline is due to high sales towards the end of the previous year and the fact that customers reduced their stocks in the first quarter following announcements of product launches. Sales of baby diapers and feminine care products were at the same level as in the previous quarter. The good sales trend in Eastern Europe, including Russia, continues.

BUSINESS AREA PERSONAL CARE

SEKm	0703	0603	%	2007:1	2006:4	%
Net sales	5,331	5,348	0	5,331	5,429	-2
Operating surplus	933	950	-2	933	961	-3
Operating profit	679	699	-3	679	726	-6
Operating surplus margin, %	17.5	17.8		17.5	17.7	
Operating margin, %	12.7	13.1		12.7	13.4	
Volume growth, %	2.6	13.3		2.8	6.0	

TISSUE

Share of the Group, net sales


30%

Share of the Group, operating profit


14%

Net sales


SEKm
8,000
7,500
7,000
6,500
6,000

Operating profit and margin


SEKm
%
500
400
300
200
100
0
8%
7%
6%
5%
4%
3%
2%

Deviations, operating profit (%) 0703 vs. 0603	+13
Price/mix:	+103
Volume:	-6
Raw material:	-79
Energy:	+20
Currency:	-7
Other:	-18

Deviations, operating profit (%) 2007:1 vs. 2006:4	-6
Price/mix:	+33
Volume:	-21
Raw material:	-18
Energy:	+4
Currency:	+2
Other:	-5

Net sales amounted to SEK 7,725m (7,962), 2% lower than in the same period in the previous year. Higher prices were counteracted by negative currency effects. In the European operations, prices improved by 5%.

MARKET

Demand for consumer tissue was good in Europe during the first quarter. SCA continues to consistently implement price increase in several key markets, which will gradually have an impact on earnings. Costs for input materials continue to rise, however, particularly for recycled paper and pulp which is also expected to affect the result for the second quarter.

Demand for tissue for use outside the home (Away-From-Home, AFH) was weaker in the first quarter. During this period SCA signed a number of important contracts for complete hygiene solutions under the Tork brand, which is in line with the long-term strategy to increase the proportion of products with a high value content. Price increases were announced both in Europe and in North America but will have a limited impact in the second quarter.

OPERATIONS

January – March (compared with the same period previous year)

Net sales amounted to SEK 7,725m compared with SEK 7,962m in the same period last year. Implemented price increases were counteracted by slightly lower volumes and negative currency effects. Price increases in the operations in Europe and North American amounted to 5%.

Operating profit amounted to SEK 339m (300), an increase of 13% compared with the same period in the previous year. Higher prices in Europe, North America and Latin America, as well as lower energy costs, were offset by higher raw material costs. Exchange rate fluctuations had a negative impact on operating profit of 7%.

Operating cash surplus amounted to SEK 806m (852) and operating cash flow was SEK 211m (-62). A slightly lower operating cash surplus was offset by lower expenditure for the ongoing efficiency programmes, more favourable working capital development and lower net current capital expenditures.

January – March (compared with the previous quarter)

Sales decreased in the first quarter as a result of slightly lower volumes in Europe and Latin America.

Price increases in Europe made a positive contribution to earnings but were offset by lower volumes and higher raw material costs.

BUSINESS AREA TISSUE

SEKm	0703	0603	%	2007:1	2006:4	%
Net sales	7,725	7,962	-3	7,725	7,844	-2
Operating surplus	869	850	2	869	913	-5
Operating profit	339	300	13	339	358	-5
Operating surplus margin, %	11.2	10.7		11.2	11.6	
Operating margin, %	4.4	3.8		4.4	4.6	
Volume growth, %	-1.1	5.7		-1.4	1.5	

PACKAGING

Share of the Group, net sales


33%

Share of the Group, operating profit


29%

Net sales


SEKm
9,000
8,000
7,000
6,000
5,000

Operating profit and margin


SEKm
%
700
600
500
400
300
200
9%
8%
7%
6%
5%
4%
3%
2%

Deviations, operating profit (%)	
0703 vs. 0603	+57
Price/mix:	+81
Volume:	+13
Raw material:	-34
Energy:	+17
Currency:	-3
Other:	-17

Deviations, operating profit (%)	
2007:1 vs. 2006:4	+15
Price/mix:	+14
Volume:	+6
Raw material:	-2
Energy:	-3
Currency:	0
Other:	0

Net sales amounted to SEK 8,571m, an increase of 2% compared with the same period in the previous year. Higher corrugated board prices and slightly higher volumes were offset by negative exchange rate fluctuations. The European packaging business increased net sales by 8%.

MARKET

During the first quarter demand for corrugated board was good in Europe, driven by the strong business climate. Combined with increased raw material costs, primarily for recycled paper, this provides scope for further price increases in the future. In Asia, the corrugated board market developed well, although volumes were somewhat reduced due to the fact that the Chinese New Year occurred during the quarter.

The strong demand for recycled-paper based containerboard (testliner) continued during the first quarter. Price increases of EUR 30 per tonne were accepted during the first quarter and further price increases of EUR 30 per tonne have been announced for May. Demand for fresh-fibre based corrugated board (kraftliner) developed well, although at a somewhat slower rate than for testliner. Prices for recycled paper (OCC) rose sharply in the first months of the year. Unchanged recycled paper (OCC) prices would lead to a significant increase in costs during the second quarter.

OPERATIONS

January – March (compared with the same period previous year)

Net sales amounted to SEK 8,571m compared with SEK 8,389m in the same period in the previous year, an increase of 2%. The increase is largely explained by implemented price increases for corrugated board as well as higher sales of consumer and point-of-sale packaging. The divestment of the North American packaging operations and negative exchange rate fluctuations reduced the increase in sales.

Operating profit improved by 57% compared with the same period in the preceding year and amounted to SEK 689m (438). Higher prices and higher volumes as well as lower energy costs were offset by higher raw material costs. Exchange rate fluctuations had a negative impact on operating profit of 3%.

Operating cash surplus amounted to SEK 1,036m (824) and operating cash flow was SEK -260m (-229). A higher operating cash flow and lower expenditure for the ongoing efficiency programmes were offset by higher tied-up working capital and higher net current capital expenditures.

January – March (compared with the previous quarter)

Sales in Europe increased by 5% due to higher volumes and price increases for corrugated board.

Operating profit improved significantly, primarily as an effect of the price increases mentioned above. Own production of containerboard was higher than in the previous quarter and contributed to the improvement.

BUSINESS AREA PACKAGING

SEKm	0703	0603	%	2007:1	2006:4	%
Net sales	8,571	8,389	2	8,571	8,445	1
Operating surplus	1,063	854	24	1,063	1,024	4
Operating profit	689	438	57	689	598	15
Operating surplus margin, %	12.4	10.2		12.4	12.1	
Operating margin, %	8.0	5.2		8.0	7.1	
Deliveries						
- Liner products, ktonnes	585	648	-10	585	559	5
- Corrugated board, million m²	1,130	1,096	3	1,130	1,104	2

FOREST PRODUCTS

Share of the Group, net sales


17%

Net sales amounted to SEK 4,472m, an increase of 2% compared with the same period in the previous year. The sawmill operations' net sales rose 25%.

MARKET

The European advertising climate remains strong, with increased magazine advertising and increased volumes of printed advertising. Despite good demand, price pressure on LWC and SC paper continued in the first quarter. Demand for newsprint in Europe showed some increase during the first quarter and prices rose by approximately 5%. Costs for wood raw material and recycled paper rose sharply during the quarter.

Share of the Group, operating profit


28%

The strong construction activity in Europe is increasing demand for solid-wood products while supplies of high-quality whitewood have decreased. Prices of solid-wood products continued to show strong development during the quarter. SCA has increased the quantities of purchased timber during the latest quarter.

OPERATIONS

Net sales


SEKm
5,000
4,000
3,000
2,000
1,000
0

January – March (compared with the same period previous year)

Net sales amounted to SEK 4,472m (4,378). Higher prices for newsprint, pulp and solid-wood products were offset by lower volumes for the publication papers business as well as negative exchange rate fluctuations. .

Operating profit improved by 15% and amounted to SEK 663m (577). Higher prices and lower energy costs, partly an effect of the investment in the recovery boiler at the Östrand pulp mill, were offset by higher raw material costs and lower volumes and lower capacity utilization within the publication papers business. Exchange rate fluctuations had a negative impact on operating profit of 13%.

Operating profit and margin


SEKm
%
700
600
500
400
300
200
16%
15%
14%
13%
12%
11%
10%
9%
8%

Operating cash surplus amounted to SEK 857m (828) and operating cash flow was SEK 691m (480). A higher operating cash surplus and positive development of working capital were counteracted by higher net current capital expenditures.

January – March (compared with the previous quarter)

Sales were unchanged compared with the previous quarter while operating profit declined slightly due to lower prices for LWC and SC paper, among other things. Higher prices within the sawmill operations made a positive contribution while lower volumes for publication papers and solid-wood products reduced development.

The new recovery boiler in the Östrand pulp mill is fully operational and had a positive impact on earnings. Higher raw material costs had a negative impact on earnings, partly an effect of lower felling of forest owned by SCA.

Deviations, operating profit (%)	
0703 vs. 0603	+15
Price/mix:	+33
Volume:	-6
Raw material:	-9
Energy:	+13
Currency:	-13
Other:	-3

Deviations, operating profit (%)	
2007:1 vs. 2006:4	-2
Price/mix:	+16
Volume:	0
Raw material:	-18
Energy:	+2
Currency:	-3
Other:	+1

BUSINESS AREA FOREST PRODUCTS

SEKm	0703	0603	%	2007:1	2006:4	%
Net sales	4,472	4,378	2	4,472	4,480	0
Operating surplus	1,003	919	9	1,003	1,008	0
Operating profit	663	577	15	663	676	-2
Operating surplus margin, %	22.4	21.0		22.4	22.5	
Operating margin, %	14.8	13.2		14.8	15.1	
Deliveries						
- Publication papers, ktonnes	355	376	-6	355	375	-5
- Solid-wood products, km³	412	381	8	412	476	-13

SHARE DISTRIBUTION

31 March 2007	Class A	Class B	Total
Registered number of shares	37,635,069	197,401,629	235,036,698
- of which treasury shares		1,087,538	1,087,538

During the quarter no Class A shares were converted to Class B shares. At the end of the quarter, the proportion of Class A shares was 16.0%. As a result of the exercise of employee options, the number of treasury shares decreased by 165,600 to total 1,087,538.

Calculated according to IFRS recommendations, the effects of outstanding employee option programmes correspond to a maximum dilution of 0.07%, which was taken into account when calculating earnings per share for the period.

Split

The Annual General Meeting decided to carry out a split whereby each existing share will be divided into three shares of the same class. The split is scheduled to be carried out on 9 May 2007.

FUTURE REPORTS

Interim reports in 2007 will be published on 24 July and 31 October. The year-end report for 2007 will be published on 30 January 2008.

Stockholm, 27 April 2007
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström
President and CEO

Note
This report has not been reviewed by the company's auditors.
This report has been prepared in both Swedish and English. In case of variation in the content of the two version, the Swedish version shall prevail.

For further information, please contact:
Bodil Eriksson, Senior Vice President, Corporate Communications, +46 8 788 52 34
Pär Altan, Vice President Media Relations, +46 8 788 52 37
Andreas Koch, Vice President Investor Relations, +46 8 788 51 30

OPERATING CASH FLOW ANALYSIS

SEKm	0703	0603
Operating cash surplus	3,537	3,381
Change in working capital	-1,510	-1,561
Current capital expenditures, net	-763	-934
Restructuring costs, etc.	-202	-293
Operating cash flow	**1,062**	**593**
Financial items	-419	-386
Income taxes paid	-375	-333
Other	-1	1
Cash flow from current operations	**267**	**-125**
Acquisitions	-419	-9
Strategic capital expenditures, fixed assets	-185	-208
Strategic structural expenditures	0	-9
Divestments	2,802	0
Cash flow before dividend	**2,465**	**-351**
Dividend	0	0
Cash flow after dividend	**2,465**	**-351**
Sale of treasury shares	46	59
Net cash flow	**2,511**	**-292**
Net debt at the start of the period	**-36,399**	**39,826**
Net cash flow	2,511	-292
Remeasurement to equity	912	1,594
Currency effects	-633	469
Net debt at the end of the period	**-33,609**	**41,597**
Debt/equity ratio	**0.57**	**0.65**
Debt payment capacity, %	**34**	**29**

CASH FLOW STATEMENT

SEKm	0703	0603
Operating activities		
Profit before tax	1,863	1,569
Adjustment for non-cash items[1]	981	1,113
	2,844	2,682
Paid tax	-375	-333
Cash flow from operating activities before change in working capital	**2,469**	2,349
Cash flow from changes in working capital		
Change in inventories	-680	-343
Change in operating receivables	-351	-851
Change in operating liabilities	-479	-367
Cash flow from operating activities	959	788
Investing activities		
Acquisition of operations	-419	-9
Sold operations	2,802	0
Acquisition tangible and intangible fixed assets	-1,118	-1,225
Sale of tangible fixed assets	188	83
Payment of loans to external parties	-396	-1,035
Cash flow from investing activities	1,057	-2,186
Financing activities		
Sale of treasury shares	46	59
Borrowings	0	832
Amortization of debt	-1,506	0
Dividends paid	0	0
Cash flow from financing activities	-1,460	891
Cash flow for the period	556	-507
Cash and cash equivalents at the beginning of the year	1,599	1,684
Exchange differences in cash and cash equivalents	30	-21
Cash and cash equivalents at the end of the period	**2,185**	1,156

Reconciliation with operating cash flow analysis

Cash flow for the period	556	-507
Deducted items:		
Payment of loans to external parties	396	1,035
Borrowings	0	-832
Amortization of debt	1,506	0
Added items:		
Net debt in acquired companies	0	12
Accrued interest	71	0
Investments through finance leases	-18	0
Net cash flow according to operating cash flow analysis	2,511	-292

[1] Depreciation and write-downs, fixed assets	*1,509*	*1,571*
Fair value valuation of forest assets	*-157*	*-86*
Unpaid related to efficiency programmes	*-*	*0*
Payments related to efficiency programmes previously recognized as liabilities	*-172*	*-315*
Other	*-199*	*-57*
Total	*981*	*1,113*

CONSOLIDATED INCOME STATEMENT

SEKm	2007:1	2006:1	2006:4	0703	0603
Net sales	25,615	25,400	25,650	25,615	25,400
Other income	585	679	730	585	679
Change in fair value of biological assets	157	86	43	157	86
Change in inventories of finished goods and work in progress	99	185	-326	99	185
Work performed and capitalized	64	48	8	64	48
Raw materials and consumables	-9,637	-9,213	-8,901	-9,637	-9,213
Personnel costs	-4,944	-5,015	-4,870	-4,944	-5,015
Other operating expenses	-8,136	-8,649	-8,516	-8,136	-8,649
Depreciation	-1,509	-1,569	-1,532	-1,509	-1,569
Write-downs	0	-2	-29	0	-2
Share of profits of associated companies	8	5	4	8	5
Operating profit	**2,282**	1,955	2,261	**2,282**	1,955
Financial items	-419	-386	-458	-419	-386
Profit before tax	**1,863**	1,569	1,803	**1,863**	1,569
Tax	-429	-400	-352	-429	-400
Net profit for the period	**1,434**	1,169	1,451	**1,434**	1,169
Earnings attributable to:					
Equity holders of the Parent Company	1,429	1,159	1,443	1,429	1,159
Minority interests	5	10	8	5	10
Earnings per share, SEK - equity holders of the Parent Company					
- before dilution effects	6.11	4.96	6.17	6.11	4.96
- after dilution effects	6.11	4.96	6.16	6.11	4.96
Average no. of shares before dilution, millions	233.8	233.5	233.7	233.8	233.5
Warrants	0.2	0.2	0.1	0.2	0.2
Average no. of shares after dilution	234.0	233.7	233.8	234.0	233.7

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

SEKm	0703	0603
Actuarial gains and losses related to pensions, incl. payroll tax	883	1,585
Available-for-sale financial assets:		
- Gains from fair value measurement taken to equity	74	84
- Transferred to income statement at sale	0	0
Cash flow hedges		
- Gains from remeasurement of derivatives taken to equity	33	19
- Transferred to profit or loss for the period	-30	-15
Transferred to cost of hedged investments	0	-1
Translation difference in foreign operations	904	-859
Gains from hedging of net investments in foreign operations	153	90
Tax on items taken to/transferred from equity	-263	-487
Total transactions taken to equity	1,754	416
Net profit for the period recognized in the income statement	1,434	1,169
Total income and expenses recognized for the period	**3,188**	1,585
Attributable to:		
- Equity holders of the Parent Company	*3,151*	*1,580*
- Minority interests	*37*	*5*
	3,188	*1,585*
Other changes in equity		
- sale of treasury shares	*46*	*59*
- dividend	*-2,807*	*0*
- change in Group structure	*0*	*0*
- remeasurement owned portion at successive acquisitions, within window period	*0*	*4*

CONSOLIDATED BALANCE SHEET

	31 March 2007		31 December 2006	
	SEKm	EURm[1]	SEKm	EURm[1]
Assets				
Goodwill	17,373	1,863	16,997	1,879
Other intangible assets	3,121	335	3,054	338
Tangible assets	75,506	8,099	74,670	8,255
Shares and participations	842	90	518	58
Financial investments held as fixed assets[2]	3,394	364	2,970	328
Other long-term receivables	963	103	861	94
Total fixed assets	**101,199**	**10,854**	99,070	10,952
Operating receivables and inventories	31,070	3,333	29,907	3,306
Short-term financial assets	579	62	409	45
Fixed assets held for sale	108	12	2,559	283
Cash and cash equivalents	2,185	234	1,599	177
Total current assets	**33,942**	**3,641**	34,474	3,811
Total assets	**135,141**	**14,495**	133,544	14,763
Shareholders' equity				
Equity holders of the Parent Company	58,688	6,296	58,299	6,445
Minority interests	702	75	664	73
Total shareholders' equity	**59,390**	**6,371**	58,963	6,518
Liabilities				
Provisions for pensions	2,270	243	2,793	309
Other provisions	11,795	1,265	11,447	1,265
Long-term financial liabilities	18,767	2,013	16,852	1,863
Other long-term liabilities	188	20	157	17
Total long-term liabilities	**33,020**	**3,541**	31,249	3,454
Short-term financial liabilities[3]	18,619	1,997	21,537	2,381
Liabilities held for sale	0	0	55	7
Operating liabilities	21,305	2,285	21,740	2,403
Other short-term liabilities	2,807	301	-	-
Total current liabilities	**42,731**	**4,583**	43,332	4,791
Total liabilities	**75,751**	**8,124**	74,581	8,245
Total equity and liabilities	**135,141**	**14,495**	133,544	14,763
Debt/equity ratio	0.57		0.62	
Visible equity/assets ratio	43%		44%	
Return on capital employed, %	9		9	
Return on equity, %	10		9	

[1] Closing day rate 9.32 (9.05) was applied in translation to EUR.

[2] Of which pension assets	1,794	1,419

[3] Contracted committed credit lines amount to SEK 25,511m

	31 March 2007	31 December 2006
Capital employed	92,999	95,362
- of which working capital	11,536	9,870
Net debt	33,609	36,399
Shareholders' equity	59,390	58,963
Of which provisions for restructuring costs:		
- Other provisions	383	423
- Operating liabilities	732	797

NET SALES

SEKm	2007:1	2006:4	2006:3	2006:2	2006:1	2005:4	2005:3	2005:2
Personal Care	5,331	5,429	5,246	5,249	5,348	5,136	5,026	4,727
Tissue	7,725	7,844	7,743	7,787	7,962	8,109	7,917	7,531
Packaging	8,571	8,445	8,288	8,231	8,389	8,272	8,351	8,094
Forest Products	4,472	4,480	4,339	4,454	4,378	4,071	3,986	4,116
- Publication papers	2,082	2,167	2,279	2,339	2,145	2,067	2,034	1,965
- Pulp, timber and solid-wood products	2,390	2,313	2,060	2,115	2,233	2,004	1,952	2,151
Other	357	336	326	296	233	301	247	288
Intra-group deliveries	-841	-884	-847	-723	-910	-748	-787	-770
Total net sales	25,615	25,650	25,095	25,294	25,400	25,141	24,740	23,986

OPERATING SURPLUS

SEKm	2007:1	2006:4	2006:3	2006:2	2006:1	2005:4	2005:3	2005:2
Personal Care	933	961	925	939	950	983	889	809
Tissue	869	913	944	924	850	941	999	892
Packaging	1,063	1,024	988	888	854	841	900	919
Forest Products	1,003	1,008	911	970	919	910	853	758
- Publication papers	337	412	371	456	426	456	420	330
- Pulp, timber and solid-wood products	666	596	540	514	493	454	433	428
Other	-85	-88	-83	-80	-52	-88	-2,710	-103
Total operating surplus	3,783	3,818	3,685	3,641	3,521	3,587	931	3,275

OPERATING PROFIT

SEKm	2007:1	2006:4	2006:3	2006:2	2006:1	2005:4	2005:3	2005:2
Personal Care	679	726	681	693	699	719	655	571
Tissue	339	358	431	401	300	379	428	391
Packaging	689	598	560	476	438	418	444	455
Forest Products	663	676	591	631	577	553	516	416
- Publication papers	128	208	168	237	205	222	206	113
- Pulp, timber and solid-wood products	535	468	423	394	372	331	310	303
Other	-88	-97	-87	-88	-59	-94	-5,046	-114
Total operating profit	2,282	2,261	2,176	2,113	1,955	1,975	-3,003	1,719
Financial items	-419	-458	-423	-405	-386	-401	-393	-358
Profit before tax	1,863	1,803	1,753	1,708	1,569	1,574	-3,396	1,361
Tax	-429	-352	-227	-387	-400	-377	985	-355
Net profit for the period	1,434	1,451	1,526	1,321	1,169	1,197	-2,411	1,006

OPERATING SURPLUS MARGIN

%	2007:1	2006:4	2006:3	2006:2	2006:1	2005:4	2005:3	2005:2
Personal Care	17.5	17.7	17.6	17.9	17.8	19.1	17.7	17.1
Tissue	11.2	11.6	12.2	11.9	10.7	11.6	12.6	11.8
Packaging	12.4	12.1	11.9	10.8	10.2	10.2	10.8	11.4
Forest Products	22.4	22.5	21.0	21.8	21.0	22.4	21.4	18.4
- Publication papers	16.2	19.0	16.3	19.5	19.9	22.1	20.6	16.8
- Pulp, timber and solid-wood products	27.9	25.8	26.2	24.3	22.1	22.7	22.2	19.9

OPERATING MARGIN

%	2007:1	2006:4	2006:3	2006:2	2006:1	2005:4	2005:3	2005:2
Personal Care	12.7	13.4	13.0	13.2	13.1	14.0	13.0	12.1
Tissue	4.4	4.6	5.6	5.1	3.8	4.7	5.4	5.2
Packaging	8.0	7.1	6.8	5.8	5.2	5.1	5.3	5.6
Forest Products	14.8	15.1	13.6	14.2	13.2	13.6	12.9	10.1
- Publication papers	6.1	9.6	7.4	10.1	9.6	10.7	10.1	5.8
- Pulp, timber and solid-wood products	22.4	20.2	20.5	18.6	16.7	16.5	15.9	14.1

File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

RECEIVED
2007 MAY -1 A 6:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date	27 April 2007
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Charlotte Lundgren Communications & Investor Relations
No of pages (inclusive)	2

SCA

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's press release, **SCA expands eastwards through several strategic investments**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Charlotte Lundgren

Charlotte Lundgren

Encl.

82-465

PRESS RELEASE

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 Stockholm, Sweden
Tel +46 8 788 51 00, www.sca.com

SCA

Stockholm, April 27, 2007

SCA expands eastwards through several strategic investments

SCA is investing within packaging on a broad front in Eastern Europe and China. Expansion investments in two plants in Poland and one in Romania, together with two new corrugated board plants in China, mark yet another step in SCA's plans to capture market shares in some of the largest growth markets in the world.

SCA's CEO Jan Åström: "This is totally in line with our strategy to cultivate these markets, above all in Eastern Europe and China. The investments will enable us to meet customer demands more effectively and broaden our range of services."

The investments in Poland are being made in Poznan and Olawa with approximately EUR 7 million in each plant. In Poznan, the investment includes a design centre for printing and laminating with a focus on consumer packaging and displays. In Olawa, corrugated board is produced today and the operations will now be expanded to allow SCA to benefit from the positive effects of the fast-growing Polish market. The projects are scheduled for completion at the end of the second quarter of 2007.

In Timisoara in eastern Romania, SCA is investing EUR 10 million to upgrade the existing box plant to a fully integrated corrugated board plant. This investment is part of the development of customer support throughout the region – which includes other plants in Romania, as well as SCA Packaging's design centre in Budapest and sales and production in Hungary – in order to achieve significant synergy gains. The plant will be ready in 2008.

SCA's packaging operations in Nanjing, China, will be moved to a newly built factory close to the old one which facilitates continued volume growth. The new building will be 30,000 m^2 and all machinery and equipment will be transferred from the old facility. This investment will amount to approximately USD 12 million.

A totally new packaging plant in Suzhou, close to Shanghai, was inaugurated in mid-April 2007. This USD 20 million investment is the largest made by SCA in China so far. The plant will function as a one-stop centre for customers since production of corrugated board as well as litho print and protective packaging will take place under one roof.

"This new state-of-the-art SCA packaging facility will provide a strategic platform for SCA's continuous growth in China. We are also prepared for future expansion as SCA's packaging operations in the Suzhou region grow," says Rijk Schipper who is head of the Asia Pacific business group with operations in packaging, tissue and personal care.

For further information please contact

Bodil Eriksson, SVP Communications and Investor Relations, +46 8 788 52 34

Pär Altan, VP Media Relations, +46 8 788 52 37

SCA is a global consumer goods and paper company that develops, produces and markets personal care products, tissue, packaging solutions, publication papers and solid-wood products. Sales are conducted in some 90 countries. SCA has annual sales in excess of SEK 101 billion (c. EUR 11 billion) and production facilities in more than 40 countries. SCA had approximately 51,000 employees at the beginning of 2007. SCA shares are traded on the Stockholm, London and New York stock exchanges. For more information, visit www.sca.com

File No. 82-763

Date	27 April 2007
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Charlotte Lundgren Communications & Investor Relations
No of pages (inclusive)	2

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

RECEIVED
2007 MAY -1 A 6:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCA

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's press release, **SCA shares - 3:1 split**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Charlotte Lundgren
Charlotte Lundgren

Encl.

82-763

PRESS RELEASE

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 Stockholm, Sweden
Tel +46 8 788 51 00 www.sca.com

Stockholm, 27 April 2007

SCA shares - 3:1 split

SCA's 2007 Annual General Meeting decided on a split of SCA shares, which means that each old share, regardless of class of share, will be divided into three new shares. The record date for the split is Wednesday, 9 May 2007. The final trading day for shares prior to the split is Friday, 4 May 2007 and the first trading day after the split is Monday, 7 May 2007. SCA shares are traded on the stock exchanges in Stockholm, London and New York.

For further information please contact:

Bodil Eriksson, SVP Communications and Investor Relations, +46 8 788 52 34

END

SCA is a global consumer goods and paper company that develops, produces and markets personal care products, tissue, packaging solutions, publication papers and solid-wood products. Sales are conducted in some 90 countries. SCA has annual sales in excess of SEK 101 billion (c. EUR 11 billion) and production facilities in more than 40 countries. SCA had approximately 51,000 employees at the beginning of 2007. SCA shares are traded on the Stockholm, London and New York stock exchanges. For more information, visit www.sca.com